FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)
                  [X] ANNUAL REPORT UNDER SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                          For Year Ended July 31, 2004

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



            For the transition period from _________ to______________


                           Commission File No. 1-9318



A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

          FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            FRANKLIN RESOURCES, INC.
                              One Franklin Parkway
                           San Mateo, California 94403

                            FRANKLIN RESOURCES, INC.
--------------------------------------------------------------------------------
                       1998 EMPLOYEE STOCK INVESTMENT PLAN
                              FINANCIAL STATEMENTS
                          FOR YEAR ENDED JULY 31, 2004

                                TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................3

FINANCIAL STATEMENTS:..........................................................4
   Statement of Financial Condition............................................4
   Statement of Changes in Net Assets Available for Benefits...................5
   Notes to Financial Statements...............................................6
      Description of the Plan..................................................6
      Summary of Significant Accounting Policies...............................7
      Security Transactions....................................................8

SIGNATURES.....................................................................9



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







             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
Franklin Resources, Inc. 1998 Employee Stock Investment Plan

In our opinion, the accompanying statements of financial condition and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "Plan") at July 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
San Francisco, California
September 24, 2004

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FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION


                                                          JULY 31,
                                                   2004              2003
                                             -----------------------------------
Assets:
Contributions from participants payrolls         $6,627,547        $5,703,733
Matching share contribution from Plan Sponsor     3,614,611         2,701,852

                                             -----------------------------------
Total assets                                    $10,242,158        $8,405,585
                                             ===================================

Liabilities:
Payable to Plan Sponsor                          10,242,158         8,405,585

                                             -----------------------------------
Total liabilities                               $10,242,158        $8,405,585
                                             ===================================







   The accompanying notes are an integral part of these financial statements.

                                      -4-

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FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




YEAR ENDED JULY 31,                     2004            2003             2002
-------------------------------------------------------------------------------
Additions to net assets attributed
to contributions:
Participants                     $13,711,318     $12,064,319      $10,790,268
Employer Match                     6,875,856       4,094,589        3,025,939
-------------------------------------------------------------------------------
Total additions                   20,587,174      16,158,908       13,816,207
Exercise of option to purchase
Plan Sponsor's common stock      (20,587,174)    (16,158,908)     (13,816,207)
-------------------------------------------------------------------------------
Net increase (decrease) in assets         $-              $-               $-

===============================================================================







   The accompanying notes are an integral part of these financial statements.

                                      -5-
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FRANKLIN RESOURCES, INC.
1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2004

1.    DESCRIPTION OF THE PLAN
      -----------------------

The following description of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. All terms have the meaning set forth in the Plan document.

The Plan was approved by the Board of Directors of Franklin Resources, Inc. ("Franklin") in December 1997 and by the shareholders of Franklin in January 1998, and became effective on February 1, 1998. The Plan was established for the purpose of providing employees of Franklin and its subsidiaries with an opportunity to purchase common stock of Franklin through accumulated payroll deductions. The Plan is intended to qualify as an "Employee Stock Investment Plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). As authorized under the Plan, the Board of Directors of Franklin approved certain amendments to the Plan in December 2000 and October 2002.

The Plan is administered by a committee of the Board of Directors of Franklin (the "Plan Administrator"). Smith Barney Stock Plan Services provides record keeping services and processes and maintains the individual accounts of the participants. Franklin pays all expenses incurred for administering the Plan.

ELIGIBILITY. Employees of Franklin whose customary employment is at least twenty
(20) hours per week with Franklin or a designated subsidiary are eligible to participate in the Plan. An employee may not be granted an option under the Plan if (1) after the granting of the option, such employee would be deemed to own five percent (5%) or more of the combined voting power or value of all classes of stock of Franklin or (2) such employee is subject to rules or laws of a foreign jurisdiction that prohibit or make impractical the employee's participation in the Plan.

PARTICIPATION. Participants in the Plan, by a subscription agreement, authorize a whole percentage payroll deduction between one percent (1%) and ten percent (10%) of compensation during overlapping or consecutive twenty-four (24) month purchase periods. Purchases are made at the end of six (6) month accrual periods, on January 31 and July 31. The Plan Administrator has the authority to change the length of any purchase period and the length of accrual periods within any such purchase period subsequent to the initial purchase period.

PURCHASE DISCOUNT. Participants are granted a separate option for each purchase period on an enrollment date, which option will be automatically exercised in successive installments on the exercise dates ending within such purchase period. In no event, may the participant purchase common stock in any one (1) calendar year having a fair market value in excess of $25,000. If,


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on the first day of any  accrual  period in a purchase  period,  the fair market value of the common stock is less than the fair market value of the common stock on the enrollment date of the purchase period, the purchase period will be terminated automatically and the participant will be enrolled automatically in a new purchase period which has its first accrual period commencing on that date. The purchase price under the Plan is equal to ninety percent (90%) of the fair market value of the common stock on the enrollment date or the exercise date, whichever is lower. No interest is paid on amounts deducted from an employee's payroll deduction and subsequently used to purchase common stock under the Plan.

SHARES AUTHORIZED. The Plan authorizes the issuance of up to two thousand (2,000) shares of common stock per participant (subject to adjustment for capital changes) in any accrual period pursuant to the exercise of non-transferable options granted to participants.

WITHDRAWAL. Participants may withdraw from the Plan, in whole but not in part, at any time by giving written notice fifteen (15) days prior to the exercise date, in which event Franklin will refund the entire balance of the participant's deductions during the accrual period. Withdrawal during an accrual period will not prevent the participant from participating in a later purchase period.

AMENDMENT AND TERMINATION. The Plan Administrator may at any time terminate or amend the Plan. No such termination may affect options previously granted, nor may an amendment make any change in any option previously granted which adversely affects the rights of any participant. A participant's rights under the Plan are revoked upon termination of such participant's employment. Upon such termination, Franklin is responsible for returning all monies in such participant's account, which have not yet been used to purchase shares under the Plan.

MATCHING GRANTS. Franklin has the right, at its discretion, to provide matching stock based grants to participants of whole or partial shares upon such terms and conditions as are determined from time to time by the Plan Administrator. While reserving its right to change such determination at any time, the Plan Administrator has been providing a matching grant of one-half (1/2) share for each share issued to a participant who holds shares purchased under the Plan, which have not previously been matched, for more than a minimum holding period.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

CONTRIBUTIONS

Participants' contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees' compensation. Employer matching contributions from Franklin, as described above, are recorded based on the value of the amount of shares at the time Franklin provides the matching grant of shares.

3.    SECURITY TRANSACTIONS
      ---------------------

Franklin common stock is purchased upon exercise of options under the Plan and such purchase is effective as of the last day of each six-month accrual period. The value of the amount of shares of Franklin common stock purchased upon exercise of the options is based upon the amount of the participants' payroll deduction contributions plus the value of the amount of shares that participants receive at the time Franklin provides matching grants.

Franklin common stock is issued directly to the participants from unissued shares designated for the Plan. For the Plan's fiscal years ended July 31, 2004, 2003 and 2002, the numbers of Franklin shares issued were approximately 440,000, 402,000 and 335,000 respectively. Since inception of the Plan, approximately 2,090,000 of the designated shares have been issued.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                    FRANKLIN RESOURCES, INC.
                                    1998 EMPLOYEE STOCK INVESTMENT PLAN

                                    REGISTRANT.


Date:  October 27, 2004             /s/ Barbara J. Green
                                    -----------------------
                                    Barbara J. Green
                                    Authorized Representative
                                    of the Plan Administrator of the
                                    Franklin Resources, Inc.
                                    1998 Employee Stock Investment Plan

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                                  EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION
-----------                   -----------

23.1 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm




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